July 31, 2008

VIA EDGAR

Division of Corporate Finance
Mail Stop 4361
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Michael F. Johnson

Re:	Map V Acquisition, Inc. (the “Company”) Preliminary Information Statement on Schedule 14C (the “Schedule”) Filed July 18, 2008 File No. 000-52524

Dear Mr. Johnson:

On behalf of the Company, we are responding to a comment contained in the Staff letter, dated July 18, 2008, addressed to Mr. Steven Y. Moskowitz, the Company’s Chief Executive Officer, with respect to the Company’s filing of Schedule 14C.

Comment 1: We refer to your response to comment 1 of our letter dated June 25, 2008. You indicate that Vanity Events Holding does not believe that a solicitation took place in connection with obtaining the written consents for the corporate actions described in your information statement. It appears from your response that you are relying on the “continuous, ongoing discussions” between management and some 45 shareholders in asserting that a solicitation did not take place. However, the continuous and ongoing nature of management’s communications with shareholders does not support your assertion that no solicitation took place. Regarding your assertion that the shareholders voted “in their individual capacities, and not by designating any other person or persons as proxy,” please note that the term proxy, as defined under Rule 14a-1(f), includes written consents and does not require that the person being solicited designate any other person with authority or power to act on behalf of the person being solicited. Accordingly, please provide further support for your assertion that no solicitation took place or comply with Regulation I 4A in obtaining shareholder approval for the subject corporate actions.

Response: The Company respectfully disagrees with the Commission’s position and wishes to clarify and confirm that all actions were initiated and taken by the shareholders of the Company, and that the continuous, ongoing discussions between shareholders and management concern the Company’s ongoing business and operations. Nevertheless, based on the Commission’s ongoing comments, the Company’s management has independently decided to propose and approve the proposed actions, and, in that regard, has filed a proxy statement pursuant to Schedule 14A of the Exchange Act to provide all shareholders an opportunity to review and vote on such proposed action.

61 Broadway    New York, New York  10006  212-930-9700 212-930-9725 Fax
www.srff.com

Comment 2: In our prior comment letter date June 25, 2008, we requested that the company provide us with the representations indicated at the end of the letter. Please note that the Tandy representations should come directly from Vanity Events Holding. Please provide these representations from Vanity Events Holding under separate cover, Alternatively, please confirm that your legal counsel acted as your agent when making the representations in the letter dated July 9, 2008.

Response:

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy to the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filling; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

By:	/s/ Richard A. Friedman
Richard A. Friedman, Esq.

cc:  Mr. Steven Y. Moskowitz,
Chief Executive Officer

61 Broadway    New York, New York  10006  212-930-9700 212-930-9725 Fax
www.srff.com